

Mail Stop 3561

May 1, 2017

Via E-mail
David E. Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

Re: Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-33202

Dear Mr. Bergman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Year Ended December 31, 2016 compared to Year Ended December 31, 2015, page 30

1.   We note your comparative discussion of net revenues identifies multiple factors that contributed to the year over year increase, including unit sales growth and new offerings in various categories. However we note you do not quantify the impacts of these factors or fully describe the specific new products lines or offerings that have caused the increase. Please expand your discussion to fully describe the specific reasons and factors contributing to the material changes in revenue and quantify the impact that each material

variable or factor referenced in your discussion had on your results of operations. Refer to Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data
Notes to the Audited Consolidated Financial Statements, page 54

2.   We note from page 36 that you reversed $48.0 million of incentive compensation accruals as a change in estimate. Please describe the nature of the change in estimate and provide disclosures to comply with ASC 250-10-50-4 through 50-5.

10. Earnings per Share, page 69

3.   We note you have subtracted the $59 million settlement payment to your Class C common stockholders to arrive at net income available to all common stockholders in the calculation of your earnings per share. Please tell us the basis for your accounting treatment of the settlement payment providing the authoritative accounting literature that supports your conclusion.

15. Segment Data and Related Information, page 73

4.   You state that the majority of your long lived assets are located in the United States. Given your current growth in international markets, please quantify the amount of long lived assets held in geographic regions outside the United States and provide disclosures to comply with ASC 280-10-50-41b to the extent material.

5.   We note you have experienced three consecutive years of losses in your Latin America segment. We also note that for the past two years you have attributed the losses to "increased investments to support growth in the region and the economic challenges in Brazil." Please expand your disclosure to further describe the challenges that you have experienced in Brazil and whether you expect these challenges to continue to negatively impact your operations in this segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or me at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining